P.E. 1/1/02

02011490

RECD S.E.C.
JAN 23 2002
1086

1038583
1-14640

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of January 2002

Unibanco-Union of Brazilian Banks S.A.
(Translation of Registrant's Name Into English)

Av. Eusébio Matoso S.A.
05423-901 São Paulo-SP
Brazil
(Address of Principal Executive Offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

PROCESSED
FEB 08 2002
THOMSON
FINANCIAL

Form 20-F __X__ Form 40-F _____

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes _____ No __X__

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-__________]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 23, 2002

UNIBANCO-UNIÃO DE BANCOS BRASILEIROS S.A.

By: /s/ César Augusto Sizenando Silva
César Augusto Sizenando Silva
Vice-Presidente Corporativo

By: /s/ Adalberto de Moraes Schettert
Adalberto de Moraes Schettert
Diretor Vice-Presidente

UNIBANCO

FOR IMMEDIATE RELEASE
For More Information Contact:
Fernando Santoro, Julia Reid, Fabiane Jampolsky or Leandro Alves
Unibanco-União de Bancos Brasileiros S.A.
Ave. Eusébio Matoso, 891 – 15th. floor - São Paulo, SP 05423-901
Tel.: (55 11) 3097-1626 / 3097-1313
Fax: (55 11) 813-6182 / 3813-4830
E-mail: investor.relations@unibanco.com.br

THE BOARDS OF DIRECTORS OF UNIBANCO AND UNIBANCO HOLDINGS HAVE APPROVED THE PAYMENT OF DIVIDENDS FOR THE SECOND SEMESTER OF 2001

(São Paulo, Brazil, January 22, 2002) - The boards of directors of Unibanco - União de Bancos Brasileiros S.A. ("Unibanco") and Unibanco Holdings S.A. ("Unibanco Holdings") have approved, in meetings held today, as proposed by their respective executive officers on January 11, 2002, the payment of dividends to be made starting on January 31, 2002, in the total amount of R$ 171.0 million and R$ 99.6 million, respectively.

The R$ 171.0 million added to R$ 152.2 million distributed in dividends by Unibanco in July 2001, totaled R$ 323.2 million paid out for the year 2001. The distribution will be 22.5% higher than the previous year.

The table below shows the values of dividends per one thousand shares, except for GDSs, which are shown per GDS:

	UBB-ON	UBB-PN	HOL-ON	HOL-PNA	HOL-PNB	UNIT (*)	GDS
	UBBR3	UBBR4	UBHD3	UBHD5	UBHD6	UBBR11	NYSE-UBB
In R$	1.1801	1.2981	1.1893	1.3082	1.1893	2.4874	1.2437

(*) Each UNIT represents one preferred share of Unibanco and one class "B" preferred share of Unibanco Holdings.

The Unibanco and Unibanco Holdings shares and UNITs will be traded in the Brazilian market with the right to receive payment of dividends up to January 22, 2002, and will be traded without this right ("ex-dividends") in the Brazilian market starting tomorrow, January 23, 2002.

In accordance with the applicable Brazilian tax legislation, a contribution on financial transactions ("CPMF") will be levied at a rate of 0.38%, which will be withheld by Unibanco from the dividends paid by Unibanco Holdings to the following UNIT holders: (a) holders of GDSs; and, (b) non-bank account holders in Brazil.

Today, January 22, 2002, is the Record Date for the purpose of determining the holders of Global Depositary Shares ("GDS") who will be entitled to receive the payment. Each GDS listed on the New York Stock Exchange (NYSE: UBB) is equivalent to 500 UNITs.

XXX